

May 30, 2012

<u>Via U.S. Mail</u>
Michael Spiegel
Chief Executive Officer and President
Vumee Inc.
50 East Sample, Suite 301
Pompano Beach, Florida 33064

   Re: Vumee Inc.
     Form 8-K
     Filed May 25, 2012
     File No. 000-53910

Dear Mr. Spiegel:

  Our preliminary review of your current report indicates that it fails in the following respects to comply with the requirements of Form 8-K.

- Missing pro forma financial information required by Item 9.01(b)(1) of Form 8-K

  We will not perform a detailed examination of your current report, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. We suggest that you consider filing a substantive amendment correcting the deficiencies. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

        Sincerely,

        /s/ Mara L. Ransom

        Mara L. Ransom
        Assistant Director